Exhibit 99.1

CNFinance Announces Third Quarter of 2023 Unaudited Financial Results

GUANGZHOU, China, November 29, 2023 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB5,105.1 million (US$699.7 million) in the third quarter of 2023, representing an increase of 19.9% from RMB4,257.1 million in the same period of 2022.

●	Total number of active borrowers[2] was 26,624 as of September 30, 2023, representing an increase of 13.0% from 23,560 as of September 30, 2022.

●	Net interest and fees income were RMB255.3 million (US$35.1 million) in the third quarter of 2023, representing an increase of 0.4% from RMB254.3 million in the same period of 2022.

●	Net income was RMB53.0 million (US$7.3 million) in the third quarter of 2023, representing an increase of 15.2% from RMB46.0 million in the same period of 2022.

●	Basic and diluted earnings per ADS were RMB0.77 (US$0.11) and RMB0.71 (US$0.10), respectively, in the third quarter of 2023, compared to RMB0.70 and RMB0.64, respectively, in the same period of 2022.

“In the third quarter of 2023, we continued to focus on growth of scale and asset quality. During this quarter, in order to refine our product mix and cover a broader range of customers, we continued to work on reducing funding costs. During such quarter, we originated loans of RMB5.1 billion in total, representing an increase of 19.9% as compared to the same period of 2022. Besides, as a result of our effective risk control mechanism, we recovered loan principal, interest and penalties which equal to approximately 110% of the actual outstanding loan principal of delinquent loans in the third quarter of 2023.

Given China’s current macro-economic condition, our task remains to be growing our business scale and achieving ‘high-quality development’. We believe the major works to be done are as follows: firstly, in order to serve the financing needs of borrowers with better credit record and collateral, we will strive to extend our reach to funding partners with lower funding costs; and secondly, we will continue to reach out to asset management companies to accelerate the disposal of non-performing loans; and thirdly, we aim to adopt our self-developed big data model to facilitate the credit decisioning process of every loan applications to increase efficiency of loan disbursement.” Commented Mr. Zhai Bin, Chairman and CEO of CNFinance.

[1]	Refers to the total amount of loans CNFinance originated under the trust lending model and loans recommended to commercial banks during the relevant period.

[2]	Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.

Third Quarter 2023 Financial Results

Total interest and fees income decreased by 5.5% to RMB424.9 million (US$58.3 million) for the third quarter of 2023 from RMB449.7 million in the same period of 2022.

Interest and financing service fees on loans decreased by 6.0% to RMB387.9 million (US$53.2 million) for the third quarter of 2023 from RMB412.7 million in the same period of 2022, primarily attributable to the decrease of weighted average interest rate of loans outstanding for the third quarter of 2023 as compared to the same period of 2022.

Interest income charged to sales partners, representing interest charged to sales partners who choose to repurchase default loans in installments, decreased by 2.4% to RMB32.7 million (US$4.5 million) for the third quarter of 2023 from RMB33.5 million in the same period of 2022.

Interest on deposits with banks increased by 22.9% to RMB4.3 million (US$0.6 million) for the third quarter of 2023 from RMB3.5 million in the same period of 2022, primarily due to the higher daily average amount of time deposits.

Total interest and fees expenses decreased by 13.2% to RMB169.6 million (US$23.2 million) for the third quarter of 2023, compared to RMB195.4 million in the same period of 2022, primarily due to the lower funding cost of trust company partners as a result of recent regulatory development.

Net interest and fees income was RMB255.3million (US$35.1 million) for the third quarter of 2023, an increase of 0.4% from RMB254.3 million in the same period of 2022.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrowers and providing technical assistance to the borrowers and banks, net of fees paid to third-party guarantor and commissions paid to sales channels, was RMB27.6 million (US$3.8million) for the third quarter of 2023 as compared to RMB0.4 million in the same period of 2022. The Company has been collaborating with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022. The outstanding loan principal under the commercial bank partnership was RMB5.0 billion (US$0.7 billion) as of September 30, 2023 as compared to RMB0.6 billion as of September 30, 2022.

Collaboration cost for sales partners increased 2.2% to RMB86.9 million (US$11.9 million) for the third quarter of 2023 from RMB85.0 million in the same period of 2022.

Net interest and fees income after collaboration cost was RMB196.0 million (US$27.0 million) for the third quarter of 2023, representing an increase of 15.5% from RMB169.7 million in the same period of 2022.

Provision for credit losses, representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, decreased by 71.7% to RMB11.5 million (US$1.6 million) for the third quarter of 2023 from RMB40.6 million in the same period of 2022. In the third quarter of 2023, some sales partners who forfeited their Credit Risk Mitigation Positions (CRMPs) due to the inability to fulfil their obligations to repurchase delinquent loans in last few quarters were able to recommence their payments, which has provided more protection to the loans.

Realized (losses) /gains on sales of investments, net representing realized (losses) /gains from the sales of investment securities, was a loss of RMB9.0 million (US$1.2 million), as compared to gains of RMB0.5 million gains for the same period of 2022.

Net losses on sales of loans was RMB1.5 million (US$0.2 million) for the third quarter of 2023 as compared to RMB0.8 million in the same period of 2022.

Other (losses)/gains, net was losses of RMB0.7 million (US$0.1 million) for the third quarter of 2023 as compared to gains of RMB17.0 million in the same period of 2022.primarily due to the decrease of the balance of CRMPs forfeited by the sales partners as we refined our installment policies to ease the liquidity pressure of sales partners. When CRMPs deposited by sales partners are confiscated by the Company, the Company will recognize the amount forfeited in other gain. In the third quarter of 2023, some sales partners who forfeited their CRMPs were able to continue to fulfil their guarantee responsibility, and associated CRMPs will not be deemed as confiscated.

Total operating expenses increased by 27.0% to RMB105.5 million (US$14.5 million) for the third quarter of 2023 from RMB83.1 million in the same period of 2022.

Employee compensation and benefits increased by 15.5% to RMB57.5 million (US$7.9 million) for the third quarter of 2022 from RMB49.8 million in the same period of 2022, primarily attributable to an increase in the performance-based bonuses as a result of an increase in loan origination volume during the third quarter of 2023.

Share-based compensation expenses for the third quarter of 2023 was nil as compared to RMB1.4 million in the same period of 2022. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted was vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option granted has been fully recognized as of December 31, 2022.

Taxes and surcharges increased by 10.4% to RMB8.5 million (US$1.2 million) for the third quarter of 2023 from RMB7.7 million for the same period of 2022, primarily attributable to the increase of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” increased in the third quarter of 2023 compared to the same period of 2022 due to the increase of scale of some trust plans.

Operating lease cost increased to RMB4.6 million (US$0.6 million) for the third quarter of 2023 as compared to RMB3.8 million for the same period of 2022.

Other expenses increased by 71.1% to RMB34.9 million (US$4.8 million) for the third quarter of 2023 from RMB20.4 million in the same period of 2022, primarily due to the increase in fees paid to local channels. Local channels are rewarded for referring sales partners to the Company, and will also receive commission of a certain percentage of loans recommended to the Company by the sales partners they have referred.

Income tax expense decreased by 11.4% to RMB14.8 million (US$2.0 million) for the third quarter of 2023 from RMB16.7 million in the same period of 2022.

Effective tax rate decreased to 21.8% for the third quarter of 2023 from 26.6% in the same period of 2022.

Net income increased by 15.2% to RMB53.0 million (US$7.3 million) for the third quarter of 2023 from RMB46.0 million in the same period of 2022.

Basic earnings per ADS and diluted earnings per ADS were RMB0.77 (US$0.11) and RMB0.71 (US$0.10), respectively, in the third quarter of 2023, compared to RMB0.70 and RMB0.64, respectively, in the same period of 2022. One ADS represents 20 ordinary shares.

As of September 30, 2023, the Company had cash, cash equivalents and restricted cash of RMB1.80 billion (US$0.25 billion), compared to RMB1.77 billion as of December 31, 2022, including RMB0.98 billion (US$0.13 billion) and RMB1.16 billion from structured funds as of September 30, 2023 and December 31, 2022, respectively, which could only be used to grant new loans and activities within each structured fund.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company decreased from 18.3% as of December 31, 2022 to 15.0% as of September 30, 2023. The delinquency ratio for first lien loans (excluding Loans held-for-sale) decreased from 21.8% as of December 31, 2022 to 17.6% as of September 30, 2023, and the delinquency ratio for second lien loans (excluding Loans held-for-sale) decreased from 17.6% as of December 31, 2022 to 13.5% as of September 30, 2023.

The NPL ratio (excluding loans held for sale) for loans originated by the Company increased from 1.1% as of December 31, 2022 to 1.8% as of September 30, 2023. The NPL ratio for first lien loans (excluding Loans held-for-sale) increased from 1.1% as of December 31, 2022 to 1.7% as of September 30, 2023, and the NPL ratio for second lien loans (excluding Loans held-for-sale) increased from 1.2% as of December 31, 2022 to 1.8% as of September 30, 2023.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. As of September 30, 2023, the Company had repurchased an aggregate of approximately US$16.0 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, November 29, 2023 (9:00 PM Beijing/ Hong Kong Time on Wednesday, November 29, 2023).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on December 6, 2023.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	4357541

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 29, 2023, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2022	September 30, 2023
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	1,772,184	1,804,065	247,268
Loans principal, interest and financing service fee receivables	9,456,802	8,973,021	1,229,855
Allowance for credit losses	763,996	786,851	107,847
Net loans principal, interest and financing service fee receivables	8,692,806	8,186,170	1,122,008
Loans held-for-sale	1,844,438	2,348,530	321,893
Investment securities	518,645	597,655	81,915
Property and equipment	2,284	2,678	367
Intangible assets and goodwill	3,488	3,145	431
Deferred tax assets	76,905	103,113	14,133
Deposits	145,093	160,237	21,962
Right-of-use assets	29,777	30,599	4,194
Guaranteed assets	726,411	888,186	121,736
Other assets	669,889	1,119,226	153,403

Total assets	14,481,920	15,243,604	2,089,310

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	112,642	509,135	69,783
Other borrowings	7,727,559	7,166,585	982,262
Accrued employee benefits	31,645	22,372	3,066
Income taxes payable	186,901	210,456	28,845
Deferred tax liabilities	73,752	69,287	9,497
Lease liabilities	28,583	29,398	4,029
Credit risk mitigation position	1,354,653	1,470,284	201,519
Other liabilities	1,028,471	1,610,472	220,734

Total liabilities	10,544,206	11,087,989	1,519,735

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2022 and September 30, 2023)	917	917	126
Treasury stock	(87,631)	(107,327)	(14,710)
Additional paid-in capital	1,024,204	1,024,204	140,379
Retained earnings	2,958,716	3,086,946	423,101
Accumulated other comprehensive losses	(10,212)	(812)	(111)
Non-controlling interests	51,720	151,687	20,790
Total shareholders’ equity	3,937,714	4,155,615	569,575

Total liabilities and shareholders’ equity	14,481,920	15,243,604	2,089,310

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended September 30,2023
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans(2)	412,665	387,922	53,169
Interest income charged to sales partners	33,516	32,710	4,483
Interest on deposits with banks	3,514	4,301	590

Total interest and fees income	449,695	424,933	58,242

Interest expenses on interest-bearing borrowings	(195,396)	(169,615)	(23,248)

Total interest and fees expenses	(195,396)	(169,615)	(23,248)

Net interest and fees income	254,299	255,318	34,994

Net revenue under the commercial bank partnership model	405	27,623	3,786

Collaboration cost for sales partners	(84,961)	(86,895)	(11,910)
Net interest and fees income after collaboration cost	169,743	196,046	26,870

Provision for credit losses (1)	(40,560)	(11,514)	(1,578)

Net interest and fees income after collaboration cost and provision for credit losses	129,183	184,532	25,292

Realized (losses)/gains on sales of investments, net	501	(8,993)	(1,233)
Net losses on sales of loans(1)	(841)	(1,458)	(200)
Other (losses)/gains, net	16,975	(720)	(98)

Total non-interest income	16,635	(11,171)	(1,531)

Operating expenses
Employee compensation and benefits	(49,772)	(57,564)	(7,890)
Share-based compensation expenses	(1,444)	-	-
Taxes and surcharges	(7,739)	(8,500)	(1,165)
Operating lease cost	(3,782)	(4,604)	(631)
Other expenses	(20,363)	(34,888)	(4,782)

Total operating expenses	(83,100)	(105,556)	(14,468)

Income before income tax expense	62,718	67,805	9,293
Income tax expense	(16,698)	(14,801)	(2,028)

Net income	46,020	53,004	7,265

Earnings per share
Basic	0.04	0.04	0.01
Diluted	0.03	0.04	0.01
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.70	0.77	0.11
Diluted	0.64	0.71	0.10

Other comprehensive losses
Foreign currency translation adjustment	9,880	2,022	277
Comprehensive income	55,902	55,026	7,542
Less: net income attributable to non-controlling interests	-	8,954	1,227
Total comprehensive income attributable to ordinary shareholders	55,902	46,072	6,315

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Nine months ended September 30,2023,
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans(2)	1,178,557	1,195,294	163,829
Interest income charged to sales partners	89,501	98,678	13,525
Interest on deposits with banks	8,756	15,463	2,119

Total interest and fees income	1,276,814	1,309,435	179,473

Interest expenses on interest-bearing borrowings	(583,589)	(535,900)	(73,451)

Total interest and fees expenses	(583,589)	(535,900)	(73,451)

Net interest and fees income	693,225	773,535	106,022

Net revenue under the commercial bank partnership model(2)	1,268	77,682	10,647
Collaboration cost for sales partners	(241,163)	(252,478)	(34,605)

Net interest and fees income after collaboration cost	453,330	598,739	82,064

Provision for credit losses (1)	(95,423)	(141,136)	(19,344)

Net interest and fees income after collaboration cost and provision for credit losses	357,907	457,603	62,720

Realized gains on sales of investments, net	16,934	6,724	922
Net losses on sales of loans(1)	(43,211)	(5,621)	(770)
Other gains, net	65,321	15,990	2,191

Total non-interest income	39,044	17,093	2,343

Operating expenses
Employee compensation and benefits	(141,422)	(152,526)	(20,905)
Share-based compensation expenses	(4,331)	-	-
Taxes and surcharges	(24,823)	(24,935)	(3,418)
Operating lease cost	(10,765)	(12,435)	(1,704)
Other expenses	(73,029)	(94,657)	(12,974)

Total operating expenses	(254,370)	(284,553)	(39,001)

Income before income tax expense	142,581	190,143	26,062
Income tax expense	(35,367)	(44,022)	(6,034)

Net income	107,214	146,121	20,028

Earnings per share
Basic	0.08	0.10	0.01
Diluted	0.07	0.10	0.01
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	1.59	2.11	0.29
Diluted	1.45	2.00	0.27

Other comprehensive losses
Foreign currency translation adjustment	18,748	9,400	1,288
Comprehensive income	125,962	155,521	21,316
Less: net income attributable to non-controlling interests	-	17,891	2,452
Total comprehensive income attributable to ordinary shareholders	125,962	137,630	18,864

(1)	In 2022, the majority of sales partners chose to fulfill their guaranteed obligations by making instalment payments. When sales partners sign the creditor’s rights transfer agreement, the loans to be transferred will be recognized as “held-for-sale loans (HFS)”, and HFS would be measured at the lower of the cost and fair value. In 2022, the Company reassessed the fair value of HFS, such reassessment had led to overstatement in net gains/(losses) on sales of loans as well as understatement in provision for credit losses, which had no impact on net income in the three months ended September 30, 2022 and the nine months ended September 30, 2022.

(2)	To provide more relevant information, the line items of Interest income charged to sales partners and Net revenue under the commercial bank partnership model, which were included in Interest and financing service fees on loans in the three months ended September 30, 2022 and the nine months ended September 30, 2022 have been shown in separate items.